SO 5/4/04

UF 4-29-04

04016879

[redacted]TATES
[redacted]ANGE COMMISSION
[redacted]D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 49215

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THORNES & ASSOCIATES, INC., Investment Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

317 W. STATE STREET, SUITE B
(No. and Street)

REDLANDS	CALIFORNIA	92373
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN T. THORNES (909) 335-7440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOREN MCADAM CHRISTENSON LLP
(Name – *if individual, state last, first, middle name*)

P.O. BOX 8010	REDLANDS	CALIFORNIA	92375-1210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED APR 27 2004 WASH D.C. 187 SECTION

PROCESSED MAY 05 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN T. THORNES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THORNES & ASSOCIATES, INC., as of APRIL 26, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES N. MCCALLUM
Commission # 1395737
Notary Public - California
San Bernardino County
My Comm. Expires Jan 24, 2007

John Thornes
Signature

PRESIDENT
Title

James N. McCallum
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Soren McAdam Christenson LLP
Certified Public Accountants and Business Advisors

MEMORANDUM

TO: Whom it may concern

FROM: David P. Tuttle
Soren McAdam Christenson LLP

DATE: April 19, 2004

RE: Thornes & Associates, Inc.

The enclosed materials are in response to a letter dated April 13, 2004 from Allissa Johnson of the NASD (copy enclosed).

I have discussed the issues with Carol K.S. Weiss of NASD who agreed that the first item was satisfied in the original filing. A revised page 10 (Schedule III) of the annual report is enclosed and replaces the original page 10 (Schedule III).

NASD

VIA 1ST CLASS U.S. MAIL & FAX (909) 335-5746

SEC MAIL PROCESSING RECEIVED APR 27 2004 WASH. D.C. 197 SECTION

April 13, 2004

John Thornes
President
Thornes & Associates, Inc.
317 W. State St. Suite B
Redlands, CA 92373

Dear Mr. Thornes:

This acknowledges receipt of your December 31, 2003 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital; and
2. Reference to the firm's specific exemption from SEC Rule 15c3-3, i.e. the firm is exempt under paragraph **(k)(2)(ii).**

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T.* We urge you to review the Rule with your independent accountant. Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **April 27, 2004**. Questions may be addressed to Carol K.S. Weiss, Senior Compliance Examiner, at (213) 613-2635.

Sincerely,

Allissa Johnson
Supervisor

Enclosure: Form X-17A-5 Part III Facing Page

CC: Thomas McGowan, Assistant Director
Division of Market Regulation
Securities and Exchange Commission
(Via fax: 202-942-9553 w/out enclosure)

Soren McAdam Christenson LLP
PO Box 8010
Redlands, CA 92375-1210

THORNES & ASSOCIATES, INC.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Security and Exchange Commission

December 31, 2003

Company clears on a fully disclosed basis and holds no customer funds or securities. Accordingly, information relating to possession or control requirements under Rule 15c3-3 of the Security and Exchange Commission is not applicable because the Company is exempt under paragraph (k)(2)(ii) of the rule.